Smith & Nephew Plc	T 44 (0) 207 401 7646
15 Adam Street	F 44 (0) 207 930 3353
London WC2N 6LA	www.smith-nephew.com
England

VIA EDGAR SUBMISSION AND FACSIMILE

Ms Kate Tillan

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Fax no + (1 202) 772 9218

15 March 2007

Dear Ms Tillan

Smith & Nephew plc,

Form 20-F for the fiscal year ended December 31, 2005

Filed March 10, 2006

File No. 001-14978

Comment letter dated February 22, 2007

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated 22 February 2007 (the “Comment Letter”) regarding the above referenced filing on Form 20-F (the “20-F”) of Smith & Nephew plc (the “Company”). The “Group” refers to the Company and its consolidated subsidiaries.

Set forth below is the responses to the Staff’s comments, numbered 1 through 4, as set forth in the Comment Letter.

Financial Summary, page 2

Presentation, page 2

1.	We note the disclosure you propose to include in future filings in response to prior comment 2 of our letter dated January 8, 2007. It does not appear that you have addressed all the items outlined in the comment. Please address the following related to your presentation of underlying growth in revenue:

Registered No. 324357 in England and Wales at the above address

•

The statement in the second paragraph that “Underlying growth in revenue is considered by the Group to be the indicator that best measures performance…..” appears to be giving greater prominence to a non-GAAP measure than the most directly comparable GAAP measure and would be contrary to the requirements of Item 10(e)(i)(A) of Regulation S-K. Please revise the discussion to comply with that guidance.

•

Discuss in detail the economic substance behind management’s decision to use the non-GAAP measure in its internal financial reporting, budgeting and planning to assess performance instead of growth in revenues based on a GAAP basis.

•	Disclose the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP financial measure.

•

Although no limitations have been disclosed, you indicate that you compensate for limitations of the non-GAAP measure by also considering the GAAP measure. Explain how this compensates for the limitations. If you only compensate for limitations of the non-GAAP measure merely by also considering the GAAP measure, then explain why it would not be appropriate to simply use the GAAP measure.

•	Otherwise, within your revised disclosure, please provide a clear discussion of the manner in which you compensate for the limitations when using the non-GAAP financial measure.

Please refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at http:/www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

The Group notes the Staff’s comment that its previous wording “Underlying growth in revenue is considered by the Group to be the indicator that best measures performance….” may appear contrary to the requirements of Item 10(e)(i)(A) of Regulation S-K. This was not the intention and we will amend the proposed disclosure accordingly.

In the light of the Staff’s comment the Group proposes to change the wording presented by the Group in its response to prior comment 2 (dated 31 January 2007) to the Staff’s letter of 8 January 2007, with respect to ‘underlying growth in revenue’ as follows. The wording presented in bold type, in square brackets, will not be included in the Group’s Annual Report and is presented to show how the disclosure addresses each of the specific points made in the Staff’s comment above:

“Underlying growth in revenue

Underlying growth in revenue is a non-GAAP financial measure which is ~~the~~ a key performance indicator used by the Group’s management in order to compare the revenue in a given year to ~~those~~ that of the previous year on a like-by-like basis. This is done by adjusting for the impact both of sales of products acquired in business combinations in the current year and the prior year, and of movements in exchange rates. An explanation of how this non-GAAP measure is calculated is presented in the Business Overview on page 28 of the Annual Report. [addresses bullet 1]

The Group believes that the tabular presentation and reconciliation of revenue growth from ‘reported’ to ‘underlying’ assists investors in their assessment of the Group’s performance in each business segment and for the Group as a whole.

Underlying growth in revenue is considered by the Group to be ~~the indicator that best measures performance that is most closely influenced by local management~~ an important measure of performance in terms of local functional currency since it excludes those items considered to be outside the influence of local management. The Group’s management uses this non-GAAP measure in its internal financial reporting, budgeting and planning to assess performance on both a business segment and a consolidated Group basis. Revenue growth at a constant currency exchange rate is important in measuring business performance compared to competitors and compared to the growth of the market itself. The Group’s annual bonus incentive plans include an element which relates to revenue growth performance. Targets are set and performance measured in constant currency excluding the step-change impact of acquisitions. [addresses bullet 2]

The Group considers that the revenue from sales of products acquired in business combinations results in a step-up in growth in revenue in the year of acquisition that cannot be wholly attributed to local management’s efforts with respect to the business in the year of acquisition. Depending on the timing of the acquisition there will usually be a further step change in the following year. A measure of growth excluding the effects of business combinations also allows senior management to evaluate the performance and relative impact of growth from the existing business and growth from acquisitions. The process of making business acquisitions is directed and approved from the Group Corporate centre in line with strategic objectives and also funded centrally. [addresses bullet 2]

The material limitation of the underlying growth in revenue measure is that it excludes certain factors, described above, which ultimately have a significant impact on total revenues. The Group compensates for this limitation by considering relative movements in exchange rates in its investment, strategic planning and resource allocation. In addition, as the evaluation and assessment of business acquisitions is not within the control of local management, performance of acquisitions is monitored centrally for the first two years. The Group’s management considers that both the non-GAAP measure of underlying growth in revenue and the GAAP measure of growth in revenue are complementary measures neither of which management use exclusively. [addresses bullets 3, 4 & 5]

~~The Group’s management compensates for the limitations of underlying growth in revenue resulting from the exclusion of these items by also considering growth in revenue on a GAAP basis.~~”

2.	In addition, please revise the proposed disclosure to address the following related to your presentation of adjusted attributable profit and basic adjusted earnings per ordinary share:

•	We note that in calculating the measures, you adjust attributable profit presented on an IFRS basis to “remove items that may affect comparability.” Revise to clarify what you are comparing.

•

Further, we note that you use the word “principally” when discussing the items arising from the ordinary activity of the Group that you exclude from attributable profit based on IFRS. It appears that the amounts excluded within the non-GAAP measure may change in any given period. Revise the discussion to more clearly and precisely describe these adjusting items, so that an investor, by using that description, can consistently identify the amounts that should be excluded in calculating the non-GAAP measure in each reported period. Otherwise, please advise us.

•	Revise to identify the underlying returns and trends that adjusted attributable profit and basic adjusted earnings per ordinary share provides to shareholders.

•

Address whether you reasonably believe it is probable that the financial impact of these recurring items that are excluded within these non-GAAP measures will disappear or become immaterial within a near-term finite period and your basis for these assertions.

•	Please disclose the material limitations associated with the use of the measure as compared to the use of the most directly comparable GAAP financial measure.

•	Explain how considering the related GAAP measures that do include these recurring items such as attributable profit or basic and diluted earnings per share on an IFRS basis compensates for the limitations of these non-GAAP measures. Otherwise, clearly disclose the manner in which you compensate for these limitations when using the non-GAAP financial measure.

Refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm).

In place of the wording proposed by the Group in its response to prior comment 2 (dated 31 January 2007) to the Staff’s letter of 8 January 2007, the paragraphs headed “Adjusted attributable profit” and “Basic adjusted earnings per ordinary share (EPSA)” will be combined, expanded and revised by the following wording. The wording presented in bold type, in square brackets, will not be included in the Group’s Annual Report and is presented to show how the disclosure addresses each of the specific points made in the Staff’s comment above:

“Basic adjusted earnings per ordinary share (EPSA) and adjusted attributable profit

Growth in basic adjusted earnings per ordinary share (EPSA) is a measure which presents the trend growth in the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. EPSA growth is also the key measure used for remunerating senior management in order to align the interests of senior management with those of investors. The Group’s internal financial reporting (budgets, monthly reporting, forecasts, long-term planning and incentive plans), therefore, focuses primarily on profit and earnings before these items. [addresses bullet 3]

The items to be adjusted are defined in principle as those for which the Group presents separate lines and headings in its income statement in accordance with IAS 1, Presentation of Financial Statements, in order to better enable an understanding of the Group’s financial performance. Specifically, the Group has identified the following items, where material, as those to be presented separately:

•	acquisition and disposal related items;

•	significant restructuring events; and

•	gains and losses arising from legal disputes and uninsured losses.

A reconciliation of attributable profit to adjusted attributable profit, which represents the numerator used in the EPSA calculation, is presented in Selected Financial Data on page 165 of the Annual Report. [addresses bullet 1 & 2]

The material limitation of this measure is that it excludes significant income and costs that have a direct impact on current and prior years’ profit attributable to shareholders. It does not, therefore, measure the overall performance of the Group presented by the GAAP measure of earnings per share. The Group considers that no single measure enables it to assess overall performance and therefore it compensates for the limitation of the adjusted earnings per share measure by considering it in conjunction with the GAAP measure of earnings per share. Gains or losses which are identified separately arise from irregular events or transactions. Such events or transactions are authorised centrally and require a strategic assessment to be made which includes consideration of financial returns, generation of shareholder value and the impact on the Group’s accounts. [addresses bullets 5 and 6]

Amortisation of acquisition intangibles will occur each year, whilst other excluded items will disappear over time; some items may appear irregularly depending on the events that give rise to such items. [addresses bullet 4]”

The Group acknowledges the Staff’s concern that, in bullet 2 of this comment, it appears that the amounts excluded from the non-GAAP measures “adjusted attributable profit” and “adjusted earnings per share” may change in any given period. In order to clearly and precisely describe the adjusting items made to earnings per share, so that an investor, by using that description, can consistently identify the amounts that should be excluded in calculating the non-GAAP measure “adjusted earnings per share”, the Group will also include the following wording in Note 1 of the Notes to the Financial Statements:

“Adjusted earnings per share

The Group includes separate line items and headings in its income statement in accordance with IAS 1, Presentation of Financial Statements, in order to better enable an understanding of the Group’s financial performance. The Group has identified the following items, where material, as those to be presented separately:

•	acquisition and disposal related items;

•	significant restructuring events; and

•	gains and losses arising from legal disputes and uninsured losses.

The Group further presents an alternative measure of earnings per share (‘adjusted earnings per share’) that excludes these items in Note 12 of the Notes to the Group Accounts. [addresses bullet 2]”

3.	With respect to your presentation of trading cash flow, please address the following:

•	Revise to disclose the material limitations associated with the use of the measure as compared to the use of the most directly comparable GAAP financial measure.

•

Explain how the consideration of the line item entitled “cash generated from operating activities” compensates for the limitation of this measure. Otherwise, within your discussion, clearly disclose the manner in which you compensate for these limitations when using the non-GAAP financial measure.

In light of the Staff’s comments in this and previous letters concerning the Group’s non-GAAP measure of “trading cash flow”, the Group proposes to remove this measure from its combined 20-F and Annual Report in all future filings. We believe that the items previously adjusted in arriving at “trading cash flow” can be described as part of the discussion of Financial Position, Liquidity and Capital Resources.

Operating and Financial Review, Liquidity and Prospects, page 27

Business Overview, page 28

4.	Please refer to prior comments 5, 9 and 10 from our letter date January 8, 2007. Please revise your future filings to clearly identify “constant currency exchange effect” and “acquisition effects” as non-GAAP measures.

The Group acknowledges the Staff’s concern that by calculating “underlying growth in revenue” by reference to the prior year closing rate, investors may find this confusingly similar to a GAAP calculation using the prior year average rate. In order to avoid this confusion the Group will change its calculation and presentation of underlying growth in revenue to instead use the prior year average rate. As previously discussed there is no material impact on the financial statements under review.

In place of the wording proposed by the Group in its response to prior comment 5 (dated 31 January 2007) to the Staff’s letter of 8 January 2007, the Group will include:

“Underlying Growth in Revenue

“Underlying growth in revenue” is a non-GAAP financial measure which is a ~~the~~ key performance indicator used by the Group’s management in order to compare the revenue in a given year to ~~those~~ that of the previous year on a like-by-like basis. This is done by ~~,~~ adjusting for the impact both of sales of products acquired in business combinations in the current year and the prior year, and of movements in exchange rates. The Group’s management uses this non-GAAP measure in its internal financial reporting, budgeting and planning to assess performance on both a business segment and a consolidated Group basis.

“Underlying growth in revenue” reconciles to growth in revenue reported in accordance with IFRS by making two adjustments, the “constant currency exchange effect” and the “acquisitions effect”, described below. ~~The Group’s management compensates for the limitations of “underlying growth in revenue” resulting from the exclusion of these items by also considering growth in revenue on a GAAP basis.~~ The material limitation of the underlying growth in revenue measure is that it excludes certain factors, described above, which do ultimately have a significant impact on total revenues. The Group measures the performance of local managers using underlying growth in revenue whilst the Group’s management additionally considers GAAP revenue each quarter and further assesses the excluded items by monitoring against internal budget amounts

The “constant currency exchange effect” is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales. This is measured as the difference between the increase in revenue translated into US Dollars on a GAAP basis (i.e. current year revenue translated at the current year average rate, prior year revenue translated at prior year average rate) and the increase measured by translating current ~~and prior~~ year revenue into US Dollars using the prior year~~-end closing~~ average rate~~. The prior year-end closing rate is the rate used by management in its reporting systems, to translate prior and current year figures into US Dollars to enable comparability of the balance sheet and income statement. The Group has calculated that if it used the prior year average rate to translate current and prior year revenue instead of the prior year-end exchange rate the underlying growth in revenue would be unchanged from the constant currency effect presented.~~

The “acquisitions effect” is the measure of the impact on revenue from newly acquired business combinations. This is calculated by excluding the revenue from sales of products acquired as a result of a business combination consummated in the current year, with non-US Dollar sales translated at the prior year~~-end closing~~ average rate. Additionally, prior year revenue is adjusted to include a full year of revenue from the sales of products acquired in those business combinations consummated in the previous year, calculated by adding back revenue from sales of products in the period prior to the Group’s ownership. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Reported growth in revenue by business segment reconciles to underlying growth in 2005 as follows:

	Reported growth	Constant currency exchange effect	Acquisitions effect	Underlying growth
	(%)	(%)	(%)	(%)
Orthopaedics	19	(2)	(1)	16
Endoscopy	10	(2)	—	8
Advanced Wound Management	5	(1)	—	4

Total revenue	13	(2)	—	11

Reported growth in revenue by business segment reconciles to underlying growth in 2004 as follows:

	Reported growth	Constant currency exchange effect	Acquisitions effect	Underlying growth
	(%)	(%)	(%)	(%)
Orthopaedics	12	9	(4)	17
Endoscopy	2	7	—	9
Advanced Wound Management	—	5	—	5

Total revenue	6	7	(1 1/2)	11 1/2

“

The Group does not consider the “constant currency exchange effect” and “acquisition effect” to be non-GAAP measures and does not discuss these items in the Annual Report except where necessary to explain the results as presented on a GAAP basis. They are not presented as measures of performance, liquidity or financial position but are simply presented as part of the reconciliation between growth in revenue on a GAAP basis and underlying growth in revenue as required by Item 10(e)(1)(i)(B) of Regulation S-K.

The Company understands that: (i) It is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and (iii) It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter and hope that the Staff is satisfied with our responses to the issues raised.

Please do not hesitate to call me, Clifford K Lomax, with comments or questions.

Yours sincerely

Clifford K Lomax

Group Financial Controller

Telephone Number: +44 20 7960 2238

Facsimile Number: + 44 20 7960 2356